UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                (Amendment No. 3)


                    Under the Securities Exchange Act of 1934


                              musicmaker.com, Inc.
                              --------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    62757C108
                                    ---------
                                 (CUSIP Number)


                                James Mitarotonda
                          BCG Strategic Investors, LLC
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019
                            ------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 January 5, 2001
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  Introduction.

      This amends and supplements the Schedule 13D dated December 18, 2000, as amended by Amendment No. 1 thereto dated December 19, 2000 and Amendment No. 2 thereto dated January 4, 2001 (the "Schedule"), filed with the Securities and Exchange Commission by BCG Strategic Investors, LLC ("BCG"), Barington Capital Group, L.P., Barington Companies Equity Partners, L.P. and dot com Investment Corporation with respect to the common stock, $.01 par value, of musicmaker.com, Inc., a Delaware corporation ("musicmaker.com").


            I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

            On January 5, 2001, BCG filed with the Securities and Exchange Commission a Schedule 14A containing a Preliminary Consent Solicitation Statement (the "Preliminary Statement") pursuant to which BCG is soliciting the written consent of the stockholders of musicmaker.com to take certain actions, including

            (i) the amendment of the By-laws of musicmaker.com (a) to set the number of directors at fifteen and (b) to authorize only stockholders to fill vacancies on the board of directors created by an increase in the number of board seats effected through a stockholder consent solicitation,

            (ii) the election of eight individuals, including James Mitarotonda and Seymour Holtzman, to the board of directors of musicmaker.com, and

            (iii) the repeal of any By-laws adopted by the board of directors of musicmaker.com subsequent to February 17,1999.

            BCG also delivered to musicmaker.com BCG's signed written consent with respect to the proposed actions set forth in the Preliminary Statement and a demand letter requesting a list of musicmaker.com's stockholders, a copy of which is attached hereto as Exhibit 5.

            II. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following exhibits:

            4. Preliminary Consent Solicitation Statement (incorporated by reference to the Schedule 14A filed by BCG Strategic Investors, LLC and others with the Securities and Exchange Commission on January 5, 2001).

            5. Demand letter dated January 5, 2001 from BCG to musicmaker.com.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      January 5, 2001

                                 BCG STRATEGIC INVESTORS, LLC

                                 By  /s/  James Mitarotonda
                                   -------------------------------------------
                                  Name:   James Mitarotonda
                                  Title:  Manager


                                 BARINGTON CAPITAL GROUP, L.P.

                                 By:  LNA Capital Corp., its general partner

                                 By   /s/  James Mitarotonda
                                    ------------------------------------
                                    Name:  James Mitarotonda
                                    Title:  Chairman, President and C.E.O.

                                 BARINGTON COMPANIES EQUITY
                                 PARTNERS, L.P.


                                 By: Barington Companies Investors, LLC

                                 By    /s/  James Mitarotonda
                                    ------------------------------------
                                    Name:  James Mitarotonda
                                    Title: Manager


                                 DOT COM INVESTMENT CORPORATION


                                 By:  /s/  Seymour Holtzman
                                     -----------------------------
                                    Name: Seymour Holtzman
                                    Title:  President